UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2020.

Commission File Number: 001-38252

Spark Networks SE
(Translation of registrant's name into English)

Kohlfurter Straße 41/43
Berlin 10999
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Spark Networks SE 2020 Long Term Incentive Plan; Executive Compensation Matters.

On January 21, 2020, the Administrative Board of Spark Networks SE (the “Company”) adopted the Spark Networks SE 2020 Long Term Incentive Plan (the “LTIP”) for applicable executive and employees of the Company and its subsidiaries as part of their remuneration for future services to the Company and its subsidiaries.

The LTIP provides for the grant of virtual stock options. Each option represents the right to receive, upon exercise, a certain amount in cash determined based on the relevant ADS Stock Price (as defined below) of the option minus the strike price of such option; provided, however, that the Company may elect to settle options in ADSs or ordinary shares of the Company instead of cash at its sole discretion. The LTIP provides that the strike price can be set at any amount determined by the Administrative Board, including zero. Under the LTIP, the “ADS Stock Price” is, as of the relevant date, the average closing price of one ADS of the Company in trading on the NYSE American LLC for the period of five trading days prior to such date.

Options granted under the LTIP vest, subject to the employee’s continued service to the Company, as follows: (i) 25% of the total number of options granted to a participant vest 12 months after the grant date of such option, and (ii) an additional 6.25% of such options shall vest at the end of each additional three‑month period thereafter until the end of the 48th month after the relevant grant date.

In connection with the adoption of the LTIP, the Administrative Board authorized for 2020 the issuance of virtual options for up to 3 million ADSs, including up to 1 million zero-priced options.

The foregoing description of the LTIP is not complete and is qualified in its entirety by reference to the full text of the LTIP and the form of Grant Letter under the LTIP, which are filed as Exhibit 10.1 to this Current Report on Form 6-K and incorporated herein by reference.

In connection with the adoption of the LTIP, the Administrative Board granted Eric Eichmann, the Company’s Chief Executive Officer, the following options under the LTIP: (i) 833,000 options with a strike price equal to $4.88, and (iii) 449,000 options with a zero-priced strike price (which, for U.S. tax purposes, are effectively structured as restricted stock units). The adoption of the LTIP also satisfied the terms of Mr. Eichmann’s executive director service agreement with the Company, which requires that the Company adopt a virtual stock option plan by January 31, 2020, or the Company would have otherwise been obligated to pay Mr. Eichmann a one-time lump sum cash amount equal to $1.5 million. The Administrative Board also granted Gitte Bendzulla, the Company’s General Counsel, 90,000 options with a strike price equal to $4.88 and 29,000 options with a zero-priced strike price, and the Administrative Board granted Bert Althaus, the Company’s Chief Financial Officer, 135,000 options with a strike price equal to $4.88 and 43,000 options with a zero-priced strike price. In addition, the Administrative Board approved of amendments to the managing director service agreements for Gitte Bendzulla, the Company’s General Counsel, and Bert Althaus, the Company’s Chief Financial Officer, in order to provide that each such executive officer is entitled to participate in the LTIP, and to increase Ms. Bendzulla’s annual salary and annual bonus target amount from EUR 180,000 Euros and EUR 20,000 Euros, respectively, to EUR 200,000 and EUR 60,000.

Exhibit Index.

Exhibit No.	Description
10.1	Spark Networks SE 2020 Long Term Incentive Plan (including form of Grant Letter)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SPARK NETWORKS SE

Date: January 29, 2020	By:	/s/ Bert Althaus
Name: Bert Althaus
Title: Chief Financial Officer